Exhibit 97.1
ADOPTED MAY 25, 2023

UNITED AIRLINES HOLDINGS, INC.
COMPENSATION CLAWBACK POLICY

A.    Statement of Policy
The Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of United Airlines Holdings, Inc. (the “Company”) has determined that it is in the best interests of the Company and its stockholders to adopt this Compensation Clawback Policy (“Policy”) effective as of May 25, 2023. This Policy applies to Covered Persons (as defined below) and is intended to be fair in terms of balancing both the need to provide certainty regarding compensation and the need to provide accountability when circumstances arise that make the award or payment of such compensation unjustified.
B.    Clawback Triggering Events and Covered Persons
1.    Financial Restatement.
(a)    The Company shall, except as otherwise provided by Section G, require, to the extent legally permitted, the reasonably prompt return, repayment or forfeiture of any erroneously-awarded incentive-based compensation, which may be in the form of cash or equity, that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (i.e., any measure that is determined and presented in accordance with the accounting principles used in the Company’s financial statements, and any measure that is derived wholly or in part from such measures, as well as the Company’s stock price and total stockholder return, but excluding equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to financial reporting measures) (such compensation, “Incentive-Based Compensation”) received by any Covered Person (as defined below) if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, regardless of if or when restated financial statements are filed by the Company (a “Financial Restatement Clawback”).
(b)    For purposes of a Financial Restatement Clawback, “Covered Person” shall mean any current or former “executive officer” of the Company. The term “executive officer” has the meaning set forth in the Nasdaq Stock Market (“Nasdaq”) listing standards (the “Nasdaq Listing Standards”) adopted to implement the requirements of the clawback rules adopted by the Securities and Exchange Commission (“SEC”) in Rule 5608(d).
(c)    The Financial Restatement Clawback shall apply to Incentive-Based Compensation received by a Covered Person (i) after beginning service as an executive officer, (ii) who served as an executive officer at any time during the performance period for that Incentive-Based Compensation, (iii) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (iv) during the three completed fiscal years immediately preceding the date the Company is required to prepare an accounting restatement described in Section 1(a) (which date shall be the earlier of (A) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described in Section 1(a), and (B) the date a court, regulator or other legally authorized body directs the Company to prepare an accounting restatement as described in Section 1(a)). In addition, the Financial Restatement Clawback shall apply to any transition periods that result from a change in the Company’s fiscal year as determined in accordance with the Nasdaq Listing Standards. Incentive-Based Compensation shall be deemed received in the Company’s fiscal period during which the financial reporting measure specified in the Incentive-Based Compensation award is attained, even if payment or grant of the Incentive-Based Compensation occurs after the end of that period. Notwithstanding the lookback period described above, the Company shall only be required, except as otherwise provided by Section G, to effect a Financial Statement Clawback for Incentive-Based Compensation received on or after the effective date of Nasdaq Listing Standard Rule 5608.
(d)    A Financial Statement Clawback shall be required, except as otherwise provided by Section G, regardless of whether the Covered Person or any other person was at fault or responsible for accounting errors that contributed to the need for the accounting restatement or engaged in any misconduct.
2.    Misconduct.
(a)    The Company has the discretion to require, to the extent legally permitted, the return, repayment or forfeiture of any compensation (including any incentive-based compensation, which may be in the form of cash or equity, variable compensation, bonus, severance, or sign-on compensation) awarded or paid to any Covered Person (as defined below) if the Company determines that such Covered Person committed a significant federal or state law violation, committed a significant Company policy violation, including a significant violation of the Company’s Code of Ethics and Business Conduct (as in effect from time to time), or committed a violation of the terms of any restrictive covenants set forth in any sign-on or other agreement with the Company or in any award granted by the Company to the Covered Person (a “Misconduct Clawback”). The Company also has the discretion to require a Misconduct Clawback in circumstances in which a Covered Person had supervisory authority over a person engaging in the misconduct described above and knew of, or was willfully blind to, the misconduct.
(b)    For purposes of a Misconduct Clawback, “Covered Person” shall mean any current or former officer of the Company and/or United Airlines, Inc. at the level of Vice President or above.
(c)    If the Company concludes that a Covered Person has engaged in conduct giving rise to a Misconduct Clawback within the thirty-six (36) months following the award or payment (including vesting) of any compensation (including any incentive-based compensation, which may be in the form of cash or equity, other variable compensation, bonus, severance, or sign-on compensation) (the “Misconduct Lookback Period”), subject to the enforcement provisions of the Policy, the Administrator (as defined below) may, in its sole discretion and to the extent legally permitted, direct the Company to seek recovery of any amount of such compensation awarded or paid (including vesting) for the performance or vesting period in which such misconduct occurred. In addition, subject to the enforcement provisions of the Policy, the Company shall, if directed by the Administrator and to the extent legally permitted, provide for the forfeiture of any such compensation awarded within the Misconduct Conduct Lookback Period that has not been settled, paid, or become vested, as applicable. In each such instance, the amount required to be returned, repaid or forfeited by the Covered Person shall be determined by the Administrator in its sole discretion.
C.    Calculation of Recoverable Amount
(a)    The amount required to be returned, repaid or forfeited in a Financial Restatement Clawback shall be the amount of Incentive-Based Compensation that was received by the Covered Person in excess of the amount that otherwise would have been received had it been determined based on the restated amounts, as determined in accordance with the Nasdaq Listing Standards and without regard to any taxes paid or withheld. For Incentive-Based Compensation based on stock price or total stockholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Administrator shall determine the amount to be recovered based on a reasonable estimate of the accounting restatement impact on the stock price or total stockholder return upon which the Incentive-Based Compensation was received, and the Company shall document the determination of that reasonable estimate and provide it to Nasdaq.
(b)    The amount required to be returned, repaid or forfeited in a Misconduct Clawback shall be such amount of compensation (including any incentive-based compensation, which may be in the form of cash or equity, other variable compensation, bonus, severance, or sign-on compensation) as determined at the discretion of the Company, which may be 100% of such compensation amount awarded or otherwise received by the Covered Person. For the avoidance of doubt, the Company may require a Misconduct Clawback even if the misconduct did not result in the award or payment of an amount greater than what the Covered Person would have received absent such misconduct. In evaluating whether to require a Misconduct Clawback and the recoverable amount, the Company may consider such factors as it deems relevant and appropriate, which factors may include but are not limited to the seriousness of the violation, whether the Covered Person benefitted from the violation, and whether asserting the Misconduct Clawback would prejudice the Company’s interests in any way.
D.    Administration
The Committee shall be responsible for making all determinations under this Policy with respect to any Covered Person who is subject to Section 16 of the Securities Exchange Act of 1934, as amended, and, except as otherwise provided by this Policy, the Chief Executive Officer (“CEO”) of the Company, or any other officer or employee of the Company (or of any wholly-owned subsidiary of the Company) designated by the CEO, shall be responsible for making determinations with respect to any Covered Person who is not subject to Section 16 (in such role, the Committee or the CEO (or his or her designee) is the “Administrator”).
The Administrator shall make all determinations regarding the application and operation of this Policy in its sole discretion, and all such determinations shall be final and binding. Further, the exercise by the Administrator of any rights pursuant to this Policy shall be without prejudice to any other rights that the Company may have with respect to any Covered Person, including disciplinary action and termination of employment. Decisions made pursuant to this Policy may be made in conjunction with, or separate and apart from, other compensation recoupment programs of the Company. The Administrator may seek recovery pursuant to this Policy in any manner that it chooses, including direct reimbursement by the Covered Person of cash or shares of Company common stock, withholding unpaid compensation, or canceling unvested awards.

This Policy shall be filed as an exhibit with the Company’s annual report on Form 10-K to the extent required by and in accordance with the SEC’s requirements. The Company will disclose any recovery of compensation pursuant to this Policy as required by the rules of the SEC, as required by the Nasdaq Listing Standards, and in such additional circumstances as deemed appropriate by the Company.
This Policy supersedes and replaces the Company’s prior “Policy on Recoupment of Incentive Compensation” previously adopted by the Committee and effective as of February 22, 2018. The Committee may amend or change the terms of this Policy at any time for any reason, including as required to comply with the rules of the SEC and the Nasdaq Listing Standards.
E.     Successors
The Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, executors, administrators, and other legal representatives.

F.    No Indemnification or Reimbursement
The Company shall not indemnify any Covered Person against the loss of any compensation effected pursuant to this Policy, and any purported indemnification shall be null and void ab initio. The Company shall not pay or reimburse the premium for any insurance policy to cover any losses incurred by any Covered Person under this Policy.
G.     Exceptions

The Committee (or a majority of independent directors serving on the Board in the Committee’s absence) may determine not to seek recovery from a Covered Person in connection with a Financial Restatement Clawback in whole or part to the extent it determines in its sole discretion that such recovery would be impracticable because (1) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered (after the Company has made a reasonable and documented attempt to recover the erroneously awarded Incentive-Based Compensation and provided corresponding documentation of such attempt to Nasdaq), (2) recovery would violate the home country law that was in effect prior to November 28, 2022, as determined by an opinion of home country counsel, acceptable to Nasdaq, that is provided to Nasdaq, or (3) recovery would likely cause the Company’s 401(k) plan or any other tax-qualified retirement plan to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.

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